InterContinental Hotels Group

August 11, 2016

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom Switchboard +44 (0) 1895 512 000 General fax +44 (0) 1895 512 101 www.ihg.com

Attn: Jennifer Monick

Re:	InterContinental Hotels Group PLC
Form 20-F for the Fiscal Year Ended December 31, 2015 Filed on March 3, 2016 File No. 001-10409

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission") dated August 10, 2016 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F of InterContinental Hotels Group PLC (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or before Friday September 16, 2016.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours faithfully,

/s/ Nicolette Henfrey

Nicolette Henfrey

Deputy Company Secretary

InterContinental Hotels Group PLC Registered in England No 5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5HR